SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN; IA

*	Includes 4,087,501 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) IN

*	Includes 4,087,501 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED FUND MANAGEMENT, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) IA

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) OO

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Item 1	Security and Issuer

This Schedule 13D relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real investment trust (the “Issuer”). The address of the Issuer’s principal executive offices is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2	Identity and Background

(a) This Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This Schedule 13D reports Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is also controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, New York 10019.

(ii) Related Fund Management, LLC, a Delaware limited liability company (“Related Management”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company (“Related Recovery GP-A”), Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership (“Related Recovery GP”) and Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund” and, together with Related Management, Related Recovery GP-A, and Related Recovery GP, the “Related Persons”). This Schedule 13D reports Shares held for the account of Related Recovery Fund, a private investment fund for which Related Management acts as investment adviser. Related Management holds all membership interests of Related Recovery GP-A, which, in turn, is the general partner of Related Recovery GP. Related Recovery GP is the general partner of Related Recovery Fund.

A joint filing agreement of the Corvex Persons and the Related Persons is attached as Exhibit 1 to this Schedule 13D.

(b) The Related Companies, L.P., a New York limited partnership (“Related Companies”), is the managing member of Related Management. Related Companies develops, manages and finances real estate developments. Related Companies’ general partner is The Related Realty Group, Inc., a Delaware corporation (“Realty Group”) owned by Stephen M. Ross (“Ross”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Related Persons, Related Companies and Realty Group is attached as Exhibit 2 to this Schedule 13D. The principal business address of each of the Related Persons, Related Companies and Realty Group is 60 Columbus Circle, New York, NY 10023. Each of Related Companies, Realty Group, Ross and the other individuals listed in Exhibit 2 disclaim beneficial ownership of all Shares held by Related Recovery Fund or any other Reporting Person.

(c) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the Related Companies, Realty Group or the individuals listed on Exhibit 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d) Information in this Schedule 13D concerning each Corvex Person has been provided by each such Corvex Person and the Related Persons assume no responsibility for such information. Information contained in this Schedule 13D concerning each Related Person has been provided by each such Related Person and the Corvex Persons assume no responsibility for such information.

Item 3	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 8,175,001 Shares. The aggregate purchase price of such Shares was approximately $138.87 million (including commissions and premiums). The Shares were acquired with working capital of the Corvex Funds and Related Recovery Fund.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

The information set forth under Item 6 below is incorporated in this Item 3 in its entirety.

Item 4	Purpose of Transaction

Each of the Reporting Persons acquired the Shares over which it exercises dispositive beneficial ownership in the belief that the Shares are undervalued. The Reporting Persons intend to have conversations, meetings and other communications with the management and board of trustees of the Issuer, shareholders and other persons, in each case to discuss the Issuer’s business, strategies and other matters related to the Issuer. These communications may include a discussion of options for enhancing shareholder value through various strategic alternatives including, but not limited to, transitioning the Issuer to becoming an internally-managed real estate investment trust, and other matters set forth in the presentation attached as Exhibit 3 (which Exhibit 3 is incorporated by reference in this Item 4 in its entirety).

On February 26, 2013, Corvex and Related issued a press release that included an open letter to the Issuer’s Board of Trustees demanding that the Issuer immediately cease its recently announced equity offering and debt repurchase, and enter into discussions with Corvex and Related regarding maximizing long-term value for all of the Issuer’s shareholders. Related and Corvex also stated that if the Board failed to adequately respond, Corvex and Related would be prepared to seek the removal of the Board through an action by written consent. In addition, Corvex and Related would also be prepared to acquire all the outstanding shares at a significant premium to the current market value. The press release is attached as Exhibit 4 and incorporated by reference in this Item 4 in its entirety.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) advocating a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (v) seeking a change in the Board of Trustees or management of the Issuer, including by means of removing the entire Board of Trustees by written consent of the shareholders and the election of one or more new Trustees at a special meeting of shareholders, by written consent or otherwise or (vi) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

The information set forth under Item 6 below is incorporated in this Item 4 in its entirety.

Item 5	Interest in Securities of the Issuer

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 8,175,001 Shares (representing approximately 9.75% of the Issuer’s outstanding Shares), which include: (i) 4,087,500 Shares held on behalf of the Corvex Funds (the “Corvex Shares”) and (ii) 4,087,501 Shares held on behalf of the Related Recovery Fund (the “Related Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares. In addition, by virtue of the Agreement (as defined in Item 6 below), the Corvex Persons may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares. Each of the Corvex Persons disclaims beneficial ownership with respect to the Related Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 8,175,001 Shares (representing approximately 9.75% of the Issuer’s outstanding Shares), which include: (i) the Related Shares and (ii) the Corvex Shares. By virtue of their relationship, as described in Item 2 above, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares. In addition, by virtue of the Agreement (as defined in Item 6 below), the Related Persons may be deemed to share with the Corvex Persons voting power and dispositive power with respect to the Corvex Shares. Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D.

(c) Except as set forth on Exhibit 5 to this Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of this Schedule 13D.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves and investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of Related Recovery Fund have the right to participate in the receipt of certain dividends and proceeds from the sale of the Shares, in each case in accordance with their respective limited partnership interests.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated by reference into Item 6 of this Schedule 13D.

On January 29, 2013, Corvex and Related Recovery Fund entered into an agreement, attached as Exhibit 6 to this Schedule 13D and incorporated herein by reference (the “Agreement”), pursuant to which Corvex agreed to cause the acquisition and/or sale of Shares in an aggregate amount mutually agreed by Corvex and Related Recovery Fund from time to time, which amount may not result in the beneficial ownership by Related Recovery Fund and Corvex of more than 9.8% in the aggregate (and as to each of Related Recovery Fund and Corvex, 4.9%) of the total number of outstanding Shares.

Pursuant to the Agreement, the following matters shall require the mutual agreement of the parties: (i) the selection and nomination of individuals to serve as Trustees of the Issuer; (ii) the making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (iii) seeking to control, advise, change or influence the management, trustees, governing instruments, stockholders, policies or affairs of the Issuer; (iv) the conduct of any proxy contest, consent solicitation or similar actions involving the Issuer, including, without limitation, the engagement of any advisors; (v) the manner, form, content and timing of any communications with the Issuer as well as any public disclosures, public statements or other communications relating to the Issuer, the Company Securities (as defined in the Agreement), the Agreement or the activities contemplated by the Agreement (except to the extent such disclosure is required by applicable law, regulation or fund documentation); (vi) the admission of any additional members to the group formed by the Agreement or otherwise, or entering into any agreement, arrangement or understanding with any person (other than an affiliate) in connection with the holding, voting or disposition of Company Securities (as defined in the Agreement); (vii) the conduct of any litigation or investigation related to the Issuer or the activities contemplated by the Agreement; and (viii) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any Covered Entities (as defined in the Agreement), other than pursuant to the Agreement. The parties also agreed to cooperate and take all actions reasonably required in furtherance of any actions agreed to be undertaken pursuant to the Agreement, including, without limitation (A) voting or causing to be voted any Company Securities (as defined in the Agreement) beneficially owned by them and (B) executing or causing to be executed one or more written consents or agency designations with respect to such Company Securities. The Agreement will terminate at 11:59 p.m. (New York time) on May 8, 2016, unless terminated earlier by the mutual written agreement of the parties.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Directors and Executive Officers of Related Persons, Related Companies and Realty Group

Exhibit 3	Presentation

Exhibit 4	Press Release dated February 26, 2010

Exhibit 5	Transactions in the Shares

Exhibit 6	Agreement, dated as of January 29, 2013, by and between Related Real Estate Recovery Fund, L.P. and Corvex Management LP

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 26, 2013	CORVEX MANAGEMENT LP

		By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date:	February 26, 2013	KEITH MEISTER

		By:	/s/ Keith Meister

Date:	February 26, 2013	RELATED FUND MANAGEMENT, LLC

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	February 26, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	February 26, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

		By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	February 26, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

		By:	Related Real Estate Recovery Fund GP, L.P., its general partner

		By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President